EQUAL ENERGY LTD.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in thousands of Canadian dollars)	June 30, 2010	December 31, 2009

Assets
Current assets
Cash and cash equivalents	4,863	19,680
Accounts receivable (note 10)	28,250	23,677
Prepaid expenses, deposits and other	1,180	1,998
Current portion of long-term receivables (note 3)	-	11,196
Commodity contracts (note 10)	4,738	993
	39,031	57,544
Long-term receivable (note 3)	13,400	5,491
Property, plant and equipment (note 4)	393,082	399,237
	445,513	462,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	22,938	27,997
Commodity contracts (note 10)	82	755
Future income tax liability	1,313	69
	24,333	28,821
Long-term debt (note 5)	66,005	70,000
Convertible debentures (note 6)	115,973	114,863
Asset retirement obligations (note 7)	21,350	21,055
Future income tax liability	587	8,487
	228,248	243,226

Shareholders’ equity (note 1 and 8)
Common shares	222,730	-
Unitholders’ capital	-	674,106
Equity component of convertible debentures (note 6)	3,951	3,951
Contributed surplus	11,029	11,064

Accumulated other comprehensive income (note 9)	(19,789)	(22,474)
Deficit (note 1)	(656)	(447,601)
	(20,445)	(470,075)
	217,265	219,046

	445,513	462,272
See accompanying notes to the consolidated financial statements.

Subsequent events (note 13)

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

	Three months ended		Six months ended
(unaudited)(in thousands)	June 30		June 30
	2010	2009	2010	2009
Revenues
Oil and natural gas	35,857	23,512	79,146	60,378
Royalties	(7,116)	(5,423)	(15,719)	(11,924)
	28,741	18,089	63,427	48,454
Expenses
Production	9,147	11,146	17,768	22,858
Transportation	664	710	1,242	1,291
General and administrative	4,445	3,304	8,134	6,886
Interest expense (note 11)	3,689	2,520	6,764	5,048
Share-based compensation expense (note 8)	1,196	974	2,368	2,149
Depletion, depreciation and accretion (notes 4 and 7)	19,791	23,390	40,287	47,031
Foreign exchange (gain) loss	1,161	(132)	136	(122)
	40,093	41,912	76,699	85,141
Loss before income taxes	(11,352)	(23,823)	(13,272)	(36,687)

Income taxes
Current	124	-	214	-
Future reduction	(7,410)	(9,440)	(6,483)	(13,806)
	(7,286)	(9,440)	(6,269)	(13,806)

Loss	(4,066)	(14,383)	(7,003)	(22,881)

Other comprehensive income (loss)
Foreign currency translation adjustment (note 9)	8,605	(25,110)	2,684	(14,236)
Comprehensive income (loss)	4,539	(39,493)	(4,319)	(37,117)

Loss per share (note 8) – Basic and diluted	(0.19)	(0.69)	(0.32)	(1.11)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars)

Deficit, beginning of period	(450,538)	(414,817)	(447,601)	(406,319)
Reduction of deficit on Arrangement (note 1)	453,948	-	453,948	-
Loss	(4,066)	(14,383)	(7,003)	(22,881)
Deficit, end of period	(656)	(429,200)	(656)	(429,200)
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
(unaudited)(in thousands)	June 30		June 30
	2010	2009	2010	2009
Cash provided by (used in):
Operating
Loss	(4,066)	(14,383)	(7,003)	(22,881)
Depletion, depreciation and accretion (notes 4 and 7)	19,791	23,390	40,287	47,031
Future income tax reduction	(7,410)	(9,440)	(6,483)	(13,806)
Commodity contracts loss (note 10)	(168)	7,680	(4,404)	13,208
Realized foreign exchange loss (gain)	1,392	(132)	25	(122)
Share-based compensation (note 8)	1,196	974	2,368	2,149
Non-cash interest expense on convertible debentures	622	472	1,110	897
Cash paid on asset retirement obligations (note 7)	(274)	(345)	(654)	(675)
	11,083	8,216	25,246	25,801
Changes in non-cash working capital items	(5,833)	(4,560)	(11,624)	(353)
	5,250	3,656	13,622	25,448
Financing
Repayment of long-term debt (note 5)	(1,281)	(1,674)	(3,889)	(17,140)
Redemption of convertible debentures	-	(2)	-	(2)
	(1,281)	(1,676)	(3,889)	(17,142)
Investing
Property, plant and equipment additions	(12,727)	(1,980)	(33,205)	(7,797)
Capital expenditure to be recovered (note 3)	-	1,177	-	(2,225)
Repayment of long-term receivable (note 3)	387	2,780	3,503	6,229
Proceeds on disposal of property, plant andequipment	239	-	2,230	-
Changes in non-cash working capital items	2,082	(2,256)	2,723	(4,955)
	(10,019)	(279)	(24,749)	(8,748)
Foreign exchange on financial balances	714	(7)	199	(182)
Change in cash and cash equivalents	(5,336)	1,694	(14,817)	(624)
Cash and cash equivalents, beginning of period	10,199	11,320	19,680	13,638
Cash and cash equivalents, end of period	4,863	13,014	4,863	13,014
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.	General

Equal Energy Ltd. (“Equal” or the “Company”) is a growth oriented exploration and production oil and gas company.  The Company resulted from a reorganization effective May 31, 2010 pursuant to the Plan of Arrangement (the “Arrangement”) involving, among others, Enterra Energy Trust (“Enterra” or the “Trust”), Equal Energy Ltd. and the securityholders of the Trust.

On May 31, 2010, Equal announced that Enterra had completed its previously announced Arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta) and related transactions.  Unitholders of the Trust received one Equal common share for every three Enterra Energy Trust units held.  Enterra’s Board of Directors and management team continued as Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.

The outstanding convertible debentures of the Trust were assumed by Equal as a result of the Arrangement and are now convertible into common shares of the Company, rather than trust units of the Trust, at a conversion price of $27.75 per share for the 8% convertible debentures and $20.40 for the 8.25% convertible debentures.

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of any outstanding trust unit option, restricted unit and performance unit, the holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan and the Restricted Unit and Performance Unit Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Pursuant to the Arrangement, the shareholders’ capital was reduced by the amount of the deficit of the Trust on May 31, 2010 of $453.9 million.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the effective date of the Arrangement reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.  Information herein with respect to Equal includes information in respect of the Trust prior to completion of the Arrangement to the extent applicable unless the context otherwise requires.

2.	Basis of presentation

The interim consolidated financial statements of Equal Energy Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements of the Trust for the fiscal year ended December 31, 2009.  These financial statements should be read in conjunction with the 2009 annual consolidated financial statements of the Trust.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company accounts and transactions have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

3.	Long-term receivable

In 2006 Equal entered into a farm-out agreement with Petroflow Energy Ltd. and its subsidiaries (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Equal’s interest in the well and Equal was required to build the infrastructure to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs incurred by Equal are recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs incurred by Equal were accounted for as a finance lease; therefore, the capital costs incurred were not included in property, plant and equipment but were recorded as current and long-term receivables.  The interest income on the long-term receivable was recorded as a reduction in interest expense.

In December 2009 Equal delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Equal but ceased drilling in February 2009 and has not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.  Management anticipates that a fee will be charged to JV Participant for use of the infrastructure assets upon termination of the existing arrangement as a capital disposal fee against production from the producing wells.

In April 2010, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

As at June 30, 2010, a total of $13.4 million (US$12.6 million) is due and payable (December 31, 2009 – $11.2 million (US$10.7 million) current and $5.5 million (US$5.2 million) long-term) from JV Participant to Equal for infrastructure costs incurred by Equal on behalf of JV Participant.  During the six months ended June 30, 2010, the principal amount was reduced by $3.5 million (US$3.3 million).

In May 2010, subsidiaries of JV Participant filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  Equal continues to operate the wells in which JV Participant’s subsidiaries share a working interest and will defend its rights in the bankruptcy proceedings.

For the six months ended June 30, 2010, $0.5 million (US$0.5 million) of interest income was earned on the long-term receivables from JV Participant (six months ended June 30, 2009 – $1.7 million (US$1.4 million)) and the principal amount was reduced by $3.5 million (US$3.3 million) (six months ended June 30, 2009 – $6.2 million (US$5.3 million)).  For the six months ended June 30, 2010, there were no capital expenditures charged to JV Participant for infrastructure assets under the agreement (six months ended June 30, 2009 – $2.2 million (US$1.9 million) in capital expenditures to be recovered).

For the three months ended June 30, 2010, $0.1 million (US$0.1 million) of interest income was earned on the long-term receivables from JV Participant (Q2 2009 – $0.8 million (US$0.7 million)) and the principal amount was reduced by $0.4 million (US$0.4 million) (Q2 2009 – $2.8 million (US$2.4 million)).  For Q2 2010, there were no capital expenditures charged to JV Participant for infrastructure assets under the agreement (Q2 2009 – $1.2 million (US$1.1 million) originally classified as capital expenditures to be recovered were reclassified to joint venture accounts receivable).

4.      Property, plant and equipment

(in thousands of Canadian dollars)	June 30, 2010	December 31, 2009
Oil and natural gas properties, including production and processing equipment	1,112,796	1,076,903
Accumulated depletion and depreciation	(719,714)	(677,666)
Net book value	393,082	399,237

At June 30, 2010 costs of undeveloped land and seismic of $11.7 million (December 31, 2009 - $9.8 million) were excluded from and $2.1 million (December 31, 2009 - $1.8 million) of future development costs were added to the Canadian cost centre for purposes of the calculation of depletion expense.  At June 30, 2010 costs of undeveloped land and seismic of $10.1 million (December 31, 2009 – $10.3 million) were excluded from and $67.7 million (December 31, 2009 - $67.6 million) of future development costs were added to the U.S. cost centre for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers for the three months ended June 30, 2010 were $11.8 million and $7.6 million respectively (three months ended June 30, 2009 – $13.3 million and $9.7 million, respectively) and for the six months ended June 30, 2010 were $24.3 million and $15.2 million respectively (six months ended June 30, 2009 – $27.3 million and $19.0 million, respectively).

During Q2 2010, $0.8 million of general and administrative expenses (Q2 2009 – $0.3 million) and $0.2 million (Q2 2009 – $0.1 million) of share-based compensation were capitalized and included in the cost of the petroleum and natural gas properties.

Equal completed ceiling test calculations for the Canadian and U.S. cost centers at June 30, 2010 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the U.S. cost center or the Canadian cost centre (there were no write downs in Q2 2009).

5.      Long-term debt

(in thousands of Canadian dollars)	June 30, 2010	December 31, 2009
Revolving credit facility	66,005	70,000
Operating credit facility	-	-
Long-term debt	66,005	70,000

On June 25, 2010, the Company’s Bank Syndicate completed a review of the borrowing base which took into account the divesture on July 7, 2010 and increased the borrowing base to $125.0 million from $110.0 million.  The next scheduled review of the borrowing base is anticipated to be December 2010.  Changes to the amount of credit available may be made after these reviews are completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Equal.  The maturity date of the revolving and operating credit facilities is June 24, 2011 and should the lenders decide not to renew the facility, the debt must be repaid on June 24, 2012.

Interest rates for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the lowest rates in the grid being Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rates plus a margin of 3.25%, effective with the June 2010 renewal of the credit facilities.  For any unused balance of the credit facility, 1.00% is charged as a standby fee which is recorded in interest expense.

As at June 30, 2010 all borrowings under the facilities were denominated in United States dollars and interest was being accrued at a rate of 4.05% per annum.  At June 30, 2010, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

Equal is required to maintain several financial and non-financial covenants and an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the 12 months ended June 30, 2010, the interest coverage ratio was 4.73 (June 30, 2009 – 6.03).  Equal is in compliance with the terms and covenants of the credit facilities as at June 30, 2010.

6.      Convertible debentures

Pursuant to the Arrangement, Equal assumed the convertible debentures of Enterra which consisted of $80.2 million in face value of 8.0% convertible debentures and $39.6 million in face value of 8.25% convertible debentures.  The 8% and 8.25% convertible debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at the conversion price of $27.75 and $20.40, respectively, per common share.

At June 30, 2010, the Company had $80.2 million in face value of 8% convertible debentures outstanding with an estimated fair value of $80.2 million and $39.6 million in face value of 8.25% convertible debentures outstanding with an estimated fair value of $39.6 million.

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2009	77,840	37,023	114,863	3,951
Accretion	587	523	1,110	-
Balance at June 30, 2010	78,427	37,546	115,973	3,951

7.      Asset retirement obligations

The asset retirement obligations were estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At June 30, 2010, the asset retirement obligation is estimated to be $21.4 million (December 31, 2009 – $21.1 million), based on a total future liability of $38.9 million (December 31, 2009 - $38.5 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands of Canadian dollars)	June 30, 2010	December 31, 2009
Balance, beginning of period	21,055	22,151
Additions	82	51
Accretion expense	823	1,754
Acquisitions	9	24
Costs incurred	(654)	(2,533)
Foreign exchange	35	(392)
Balance, end of period	21,350	21,055

8.      Shareholders’ equity

a.                                Trust units

The following provides a continuity of the trust units from January 1, 2010 up to the Arrangement date on May 31, 2010:

(in thousands of Canadian dollars except number of shares)	Number of Shares	Amount
Trust Units - January 1, 2010	65,102,689	674,106
Issued under restricted unit plan	605,337	2,091
Trust Units – prior to the Arrangement	65,708,026	676,197

b.	Common shares

An unlimited number of common shares may be issued.

Issued and outstanding common shares

In connection with the Arrangement, the trust units were exchanged for common shares of Equal on a three for one basis and common shares was reduced by the deficit from the Trust as of May 31, 2010 of $453.9 million.

The following provides a continuity of share capital from the Arrangement date on May 31, 2010 through June 30, 2010:

(in thousands of Canadian dollars except number of shares)	Number of Shares	Amount
Conversion – Effected through Plan of Arrangement	21,902,530	676,197
Reduction in common shares for deficit amounts	-	(453,948)
Issued under restricted share plan	71,123	481
Balance at June 30, 2010	21,973,653	222,730

Immediately prior to the Arrangement 65,708,026 trust units were issued and outstanding.  These trust units were exchange for 21,902,530 common shares.

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2009	11,064
Share option based compensation	233
Restricted and performance share compensation	2,304
Transfer to shares on restricted share exercises	(2,572)
Balance at June 30, 2010	11,029

Share options

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding trust unit options, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Upon approval of the Arrangement effective June 1, 2010, Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.

The following options have been granted:

(in Canadian dollars, except for number of options)	Number of options(1)	Weighted-average exercise price (1)
Options outstanding at December 31, 2009	235,331	$19.80
Options granted	720,308	6.34
Options forfeited	(18,889)	51.07
Options outstanding at June 30, 2010	936,750	$8.82
Options exercisable at June 30, 2010	221,997	$16.81
(1)        Restated to reflect the three for one exchange of trust units for common shares.

(in Canadian dollars, except for number of options)
Exercise price range (1)	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$4.95 to $6.36	771,087	$6.05	3.11	100,000	$4.95
$8.19 to $8.43	113,666	8.34	2.23	70,000	8.43
$46.47 to $80.40	51,997	50.91	0.83	51,997	50.91
Balance at June 30, 2010	936,750	$8.82	2.89	221,997	$16.81
(1)                 Restated to reflect the three for one exchange of trust units for common shares.

Restricted and performance shares

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding Restricted Units and Performance Units, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Restricted Unit and Performance Unit Plan.

Equal has granted restricted and performance shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  The shares granted are the product of the number of restricted shares times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly dividend of the Company divided by the five-day weighted average price of the shares based on the New York Stock Exchange for the period preceding the dividend date.  Performance shares vest at the end of two years and provide the holder with shares based on the same multiplier as the restricted shares as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Company’s total shareholder return compared to its peers.  The forfeiture rate is estimated to be 16%.

The following restricted shares have been granted:

	Number of restricted shares (1)	Weighted-average grant date fair value(1)
Restricted shares outstanding at December 31, 2009	534,730	$10.41
Granted	170,529	6.15
Forfeited	(29,624)	11.73
Vested	(272,902)	8.61
Restricted shares outstanding at June 30, 2010	402,733	$9.73
(1)       Restated to reflect the three for one exchange of trust units for common shares.

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

Reconciliation of earnings per share calculations

For the three months ended June 30, 2010
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding	Per Share
Basic and diluted	(4,066)	21,934,870	$(0.19)

For the six months ended June 30, 2010
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding	Per Share
Basic and diluted	(7,003)	21,768,070	$(0.32)

For the three months ended June 30, 2009
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share (1)
Basic and diluted	(14,383)	20,759,985	$(0.69)
(1)       Restated to reflect the three for one exchange of trust units for common shares.

For the six months ended June 30, 2009
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share (1)
Basic and diluted	(22,881)	20,736,382	$(1.11)
(1)       Restated to reflect the three for one exchange of trust units for common shares.

For the calculation of the weighted average number of diluted shares outstanding for the three and six months ended June 30, 2010 and 2009, all options, restricted shares and convertible debentures were excluded, as they were anti-dilutive to the calculation.

9.      Accumulated other comprehensive income

(in thousands of Canadian dollars)
Opening balance, December 31, 2009	(22,474)
Cumulative translation of self-sustaining operations	2,684
Balance at June 30, 2010	(19,789)

Accumulated other comprehensive income is comprised entirely of currency translation adjustments on the U.S. operations.

10.	Risk management

(a)  Fair value of financial instruments

Equal classifies the fair value measurements of its financial instruments recognized at fair value in the balance sheet according to the following hierarchy based on the amount of observable inputs used to value the instrument.
•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable, long-term debt and accounts payable and accrued liabilities approximated fair value at June 30, 2010 as the amounts were short term in nature or bore interest at floating rates.  The fair value of the convertible debentures is disclosed in Note 6.  These assets and liabilities are not presented in the following tables.

As at June 30, 2010, the only asset or liability measured at fair value on a recurring basis are the commodity contracts.  The following tables provide fair value measurement information for such assets and liabilities as of June 30, 2010.

As at June 30, 2010
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	4,738	4,738	-	4,738	-
Commodity contracts liability	(82)	(82)	-	(82)	-
Commodity contracts (net)	4,656	4,656	-	4,656	-

(b)  Financial risk management

In the normal course of operations, Equal is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Equal to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Equal has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Company.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Equal to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.

Equal’s process to manage changes in risks has not changed from the prior period.

(i) Market risks

Oil and gas commodity price risks
Equal is exposed to fluctuations in natural gas and crude oil prices.  Equal has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices. At June 30, 2010, the following financial derivative contracts are outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu
Fixed	Gas	5.45 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011
Fixed	Gas	6.22 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.70 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.30 US$/mmbtu	7,000 mmbtu	January 1, 2010 – December 31, 2010

Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
Fixed	Oil	88.00 ($/bbl)	300 bbl	January 1, 2010 – December 31, 2010
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
(1)	NYMEX / Southern Star (Oklahoma) basis differential.

At June 30, 2010, the following physical contract was outstanding:

Type of contract	Commodity	Price	Volume (per day)	Period
Fixed Sale	Gas	5.48 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011

The gains (losses) during the period from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Three months ended June 30, 2010	Three months ended June 30, 2009
Realized commodity contracts gain	2,125	2,340
Unrealized commodity contracts gain (loss)	168	(7,680)
Net gain (loss) on commodity contracts	2,293	(5,340)

(in thousands of Canadian dollars)	Six months ended June 30, 2009	Six months ended June 30, 2009
Realized commodity contracts gain	2,498	14,132
Unrealized commodity contracts gain (loss)	4,404	(13,208)
Net gain on commodity contracts	6,902	924

The following sensitivities show the impact to pre-tax net income for the six months ended June 30, 2010 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts (bbl)	312	(312)
Natural gas derivative contracts (mcf)	1,010	(1,010)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts (mcf)	(47)	47

Foreign exchange currency risks
Equal is exposed to foreign currency risk as approximately 53% of its production is from the U.S. division.  In addition, the Canadian division has commodity derivatives denominated in U.S. dollars.  Equal has not entered into any foreign exchange derivative contracts to mitigate its currency risks as at June 30, 2010.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars as at June 30, 2010:

(in thousands of dollars)	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	5,687	-
Accounts receivable	-	16,891
Long-term receivable	-	12,587
Commodity contracts	4,451	(77)
Accounts payable	(35)	(7,988)
Long-term debt	(62,000)	-
Net exposure	(51,897)	21,413

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Increase to pre-tax net income	(1,038)	-
Increase to other comprehensive income	-	428
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Decrease to pre-tax net income	1,038	-
Decrease to other comprehensive income	-	(428)

Interest rate risk
Interest rate risk arises on the outstanding long-term debt that bears interest at floating rates.  The results of Equal are impacted by fluctuations in interest rates as its outstanding long-term debt carries floating interest rates.

Equal has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at June 30, 2010.   The following sensitivities show the impact to pre-tax net income for the six months ended June 30, 2010 of the respective changes in market interest rates (increase / (decrease)).

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on long-term debt	329	(329)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Equal does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	June 30, 2010	December 31, 2009
Accounts receivable – trade	22,595	15,398
Accounts receivable – joint venture	1,627	1,033
Accounts receivable – other	5,669	8,400
Allowance for doubtful accounts	(1,641)	(1,154)
	28,250	23,677
Current portion of long-term receivables	-	11,196
Long-term receivables	13,400	5,491

Should Equal determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Equal subsequently determines an account is uncollectible, the account is written off with a corresponding decrease in the allowance for doubtful accounts.

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at June 30, 2010	Trade	Joint Venture
Current	14,787	794
Over 30 days	946	260
Over 60 days	763	9
Over 90 days	6,099	564
	22,595	1,627

The credit quality of financial assets has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Equal takes the following precautions to reduce credit risk:

•	the financial strength of the counterparties is assessed;
•	the total exposure is reviewed regularly and extension of credit is limited; and
•	collateral may be required from some counterparties.

As described in Note 3, Equal has a long-term receivable with a joint venture participant and included in accounts receivable is $7.3 million due from JV Participant.  The credit risk as a result of this arrangement is mitigated by the ability of Equal to request the midstreamer to withhold a portion of the joint venture participant’s share of revenues until such time as the amounts receivable are paid or the revenues withheld exceeds the amounts owed to Equal.  In addition, Equal has placed liens on various assets owned by JV Participant to mitigate the collection risk.  A provision for doubtful accounts has not been recorded on the amounts receivable from JV Participant due to the liens in place on the various assets.

(iii)  Liquidity risks

Liquidity risk is the risk that Equal will not be able to meet its financial obligations as they are due.  Equal mitigates this risk through actively managing its capital, which it defines as unitholders’ equity, convertible debentures and long-term debt less cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Equal strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the long-term debt (Note 5) and the convertible debentures (Note 6), as set out below:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2010	2011	2012	2013 – 2014	Total	Fair Value
Long-term debt (1)	-	-	66,005	-	66,005	66,005
Interest on long-term debt (2)	1,337	2,673	1,337	-	5,347	5,347
Convertible debentures	-	80,210	39,648	-	119,858	119,858
Interest on convertible debentures	4,844	9,688	1,635	-	16,167	16,167
Accounts payable & accrued liabilities	22,938	-	-	-	22,938	22,938
Commodity contracts	82	-	-	-	82	82
Total obligations	29,201	92,571	108,625	-	230,397	230,397
(1)  Assumes the credit facilities are not renewed on June 24, 2011.
(2)  Assumes an interest rate of 4.05% (the rate on June 30, 2010).

11.           Interest expense

During the three and six month periods ending June 30, 2010 and 2009, Equal’s interest expense was comprised of the following below.

(in thousands of Canadian dollars)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Interest on long-term debt	754	419	1,393	988
Interest on convertible debentures	3,038	2,935	5,914	5,758
Interest income	(103)	(834)	(543)	(1,698)
	3,689	2,520	6,764	5,048

(in thousands of Canadian dollars except for ratios)	June 30, 2010	December 31, 2009
Interest coverage:
Cash flow over the prior four quarters (1)	60,938	61,288
Interest expenses over the prior four quarters	12,881	12,533
	4.73 : 1.00	4.89 : 1.00
(1)	Note these amounts are defined terms within the credit agreements

As at June 30, 2010 and December 31, 2009, Equal complied with the terms of the credit facilities.  There have been no changes to Equal’s capital structure, objectives, policies and processes since December 31, 2009 other than the changes to its credit facilities as described in Note 5.

12.           Segmented information

The Company has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands)	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009
Revenue
Canada	18,938	11,028	44,146	26,262
U.S.	16,919	12,484	35,000	34,116
	35,857	23,512	79,146	60,378
Property, plant and equipment
Canada			194,086	208,263
U.S.			198,996	234,141
			393,082	442,404

13.           Subsequent events

On July 7, 2010 the Company completed the sale of non-core assets in west central Alberta for net proceeds of $24.3 million.

On July 9, 2010, the Company completed a bought deal equity financing and issued 5,613,600 shares for net proceeds of $35.9 million.